05037207

SECUR... ...ISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB 2 5 2005 Wash., D.C. 202 Section

SEC FILE NUMBER
8-52065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 2530
(No. and Street)

New York (City) NY (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo (212) 697-6099
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aton Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Operations Officer/Chief Financial Officer

Title

Notary Public

JENELLE H. SCARBROUGH
Notary Public, State of New York
No. 41-4979472
Qualified in Nassau County
Commission Expires March 25, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATON SECURITIES, INC.

DECEMBER 31, 2004

TABLE OF CONTENTS

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report

To the Board of Directors and Shareholder
Aton Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Aton Securities, Inc. (a wholly owned subsidiary of Aton C.I.S. Advisors, Ltd., which is ultimately owned by Aton Financial Holdings) (the "Company") as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aton Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

January 14, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms *American Institute of Certified Public Accountants* *Florida Institute of Certified Public Accountants*
Member of IA International With Correspondent Offices in Principal Cities Of The World

ATON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 826,069
Accounts receivable	9,000
Due from clearing broker	308,294
Prepaid expenses	37,197
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $31,072	116,383
Security deposits	32,562
	$1,329,505

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 45,316
Shareholder's equity:	
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	4,534,657
Accumulated deficit	(3,250,469)
	1,284,189
	$ 1,329,505

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Placement fees	$ 695,908
Commissions	566,007
Interest and other income	25,261
	1,287,176
Expenses:	
Employee lease costs	1,182,890
Travel and entertainment	306,880
Professional fees	63,220
Communications and information services	230,785
Interest	88,000
Occupancy and equipment rental	120,968
Office expenses	32,525
Clearing costs	105,367
Regulatory fees	15,348
Depreciation	26,350
Other expenses	15,890
	2,188,223
Net loss	$ (901,047)

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Shareholder's equity – January 1, 2004	100	$ 1	$ 2,699,999	$ (2,349,422)	$ 350,578
Conversion of subordinated liabilities to equity	-	-	1,834,658		1,834,658
Net loss	-	-	-	(901,047)	(901,047)
Shareholder's equity – December 31, 2004	100	$ 1	$ 4,534,657	$ (3,250,469)	$ 1,284,189

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings, beginning of year	$ 1,600,000
Conversion of subordinated borrowings to equity	(1,600,000)
Subordinated borrowings, end of year	$ -

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (901,047)
Adjustments to reconcile net loss to cash used by operating activities:	
Depreciation	26,350
Changes in operating assets and liabilities:	
Increase in accounts receivable	(9,000)
Decrease in due from clearing brokers	519,423
Decrease in security deposits	19,183
Increase in prepaid expenses	(13,392)
Increase in interest payable	88,000
Decrease in accounts payable and accrued expenses	(26,370)
Total adjustments	604,194
Net cash used by operating activities	(296,853)
Cash flows from investing activities:	
Purchase of fixed assets and net cash used by investing activities	(23,620)
Net decrease in cash	(320,473)
Cash and cash equivalents at beginning of year	1,146,542
Cash and cash equivalents at end of year	$ 826,069
Supplemental disclosure of cash flow information:	
Subordinated liabilities converted to equity	$ 1,834,658

There was no cash paid for interest or income taxes during the year ended December 31, 2004.

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Aton Securities, Inc. (the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers ("NASD"). The Company is a subsidiary of Aton C.I.S. Advisors, Ltd. of Nicosia, Cyprus, which is in turn a subsidiary of Aton Financial Holdings, a privately held enterprise also based in Nicosia, Cyprus. The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Placement fees:

Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the time the placement is completed and the income is reasonably determinable.

Furniture, equipment and leasehold improvements:

Depreciation of furniture and equipment is computed on a straight-line basis using estimated useful lives of three to five years. Amortization of leasehold improvements is over the lesser of the life of the improvement or the term of the lease.

Impairment of long-lived assets:

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

Cash and cash equivalents:

The Company maintains cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash and cash equivalents at December 31, 2004, consist of non-interest bearing demand deposits.

1. Nature of operations and summary of significant accounting policies - continued:

Employee lease costs:
The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon sixty days prior to written notice and the costs associated with this arrangement are recorded as incurred.

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

2. Off-balance sheet risk and concentrations of credit risk:

The clearing and depository operations for the Company's customer's securities transactions are performed by its clearing broker pursuant to a clearing agreement. At December 31, 2004, due from clearing broker on the Statement of Financial Condition includes deposits, commissions, and interest due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

2. Off-balance sheet risk and concentrations of credit risk - continued:

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

3. Furniture, equipment and leasehold improvements:

At December 31, 2004, furniture, equipment and leasehold improvements at cost consist of the following:

Equipment	$ 66,736
Furniture	49,656
Leasehold improvements	31,063
	147,455
Accumulated depreciation	(31,072)
	$ 116,383

Depreciation expense for the year ended December 31, 2004 was $26,350.

4. Liabilities subordinated to the claims of general creditors:

The Company's subordinated liabilities at January 1, 2004 consisted of two subordinated notes from Aton C.I.S. Advisors, Ltd. as follows:

Maturity Date	Interest Rate	Amount
August 31, 2005	6.00 %	$ 600,000
March 31, 2006	6.00 %	1,000,000
		$ 1,600,000

The subordinated notes were covered by agreements approved by the National Association of Securities Dealers Regulation and were available in computing regulatory net capital. During the year ended December 31, 2004, the Company had accrued interest expense of $88,000 on the notes.

During December 2004, the Company, upon the approval of the NASD, converted their subordinated notes and related accrued interest through the date of conversion to equity agreements in the form of additional paid-in capital. The balance of the subordinated notes of $1,600,000 and accrued interest of $234,658 were reclassified to additional paid-in capital at that time. Additionally, the lender (Aton C.I.S. Advisors, Ltd.) agreed that the converted funds will not be withdrawn from the Company prior to the above maturity dates.

5. Income taxes:

At December 31, 2004, the Company had net operating loss carryforwards for income tax purposes of approximately $3,040,000, which are available to offset federal, state and local taxable income through 2023. The carryforwards resulted in a deferred tax asset of approximately $1,340,000 at December 31, 2004, for which the Company has provided a full valuation allowance due to uncertainty about future realization of the asset.

6. Commitments and contingencies:

The Company entered into a lease of office space on September 30, 2003, which commenced December 1, 2003 for a period of five years. The Company's commitment to this operating lease includes its proportionate share of future property tax increases and operating expenses based on increases in the Consumer Price Index. In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $32,562.

Additionally, the Company entered into a thirty-six month operating lease for office equipment. The lease calls for monthly payments of $431 beginning in December, 2003.

Future minimum annual lease payments under noncancelable operating leases are as follows at December 31, 2004:

Year ending December 31:	
2005	$ 102,852
2006	102,654
2007	100,476
2008	92,103
	$ 398,085

Rent expense for the year ended December 31, 2004 was $111,723.

The Company also received a one-month rent abatement during 2003. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

7. Related party transactions:

During 2004, the Company earned commission income and placement fees of approximately $725,000 on trades and investments involving an affiliate.

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 5c3-1 (the "Rule") which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the Rule of the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $1,083,827 which was $1,033,827 in excess of its required capital and a net capital ratio of .04 to 1.

9. Gain contingency:

During the year ended December 31, 2004, the Company received stock warrants as additional compensation under the terms of their Letter of Engagement ("Agreement") with BMB Munai, Inc. ("Munai") as Co-Agent for a private placement of restricted common shares. The terms of the warrants provide for the Company to have the right to purchase approximately 310,000 shares of common stock in Munai for $4 per share. However, public resales of the shares in the United States could not be made until the expiration of a 12 month holding period from the date the warrants are exercised and the full purchase price paid for the shares. Additionally, the Company has 18 months to exercise the warrant from the issue date of September 20, 2004. The Company's management has not assigned any value to the warrants due to the lack of current marketability of the warrants, the volatility of the underlying shares, and the required holding period.

ATON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital		
Total shareholder's equity		$ 1,284,189
Deductions:		
Nonallowable assets:		
Accounts receivable	(9,000)	
Petty cash	(200)	
Prepaid expenses	(37,197)	
Fixed assets – net	(116,383)	
Security deposits	(32,562)	
		(195,342)
Net capital before haircuts on securities positions		1,088,847
Haircuts on securities positions		5,020
Net capital		1,083,827
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)		50,000
Excess net capital		$ 1,033,827

There are no material differences between the above computation included in the Company's unaudited FOCUS Report as of December 31, 2004, as amended.

ATON SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Accrued expenses and other liabilities and aggregate indebtedness	$ 45,316
Ratio of aggregate indebtedness to net capital	.04 to 1

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder
Aton Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Aton Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Aton Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 14, 2005